May 31, 2006


via U.S. Mail

Mr. James Briscoe
President and Chief Executive Officer
Liberty Star Gold Corp.
2766 N. Country Club Road
Tucson, Arizona 85716


Re:	Liberty Star Gold Corp.
      Amendment No. 1 to Registration Statement on
      Form SB-2
      Filed May 11, 2006
      File No. 333-132667


Dear Mr. Briscoe:

      We have limited the review of your filing to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Selling Stockholders, page 20

1. We partially reissue prior comment 4 of our letter dated April
20,
2006. Footnotes 4, 5, 6, 10 and 12 do not identify the natural persons who exercise voting and/or investment power over each of the entities listed in the table.

Management`s Discussion and Analysis of Financial Condition and
Plan
of Operation, page 31

Cash Requirements, page 32

2. We refer you to the Form 8-K filed April 28, 2006. You state that the company will be working with another firm to design an "innovative and cost effective turnkey drilling operation" that is targeted to become operational midsummer. We were unable to locate this detailed disclosure in the amended registration statement. Please include in the amended prospectus current information regarding the timing and cost of the project referenced in the Form
8-K, or explain to us why this information would not be material.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Mellissa Campbell Duru, at (202) 551-3757 or, in her absence, Timothy Levenberg, Special Counsel at (202) 551-3707 with any questions.


							Sincerely,




							H. Roger Schwall
							Assistant Director

cc: 	via facsimile
	Bernard Pinsky, Esq.
	(604) 687-6314

Mr. James Briscoe
Liberty Star Gold Corp
May 31, 2006
page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010